Mail Stop 3561

August 29, 2008

Mr. Richard J. Heckmann
Chairman and CEO
Heckmann Corp.
75080 Frank Sinatra Drive
Palm Desert, California 92211

> **Re: Heckmann Corp.**
> **Amendment No. 2 to Form S-4**
> **Filed August 22, 2008**
> **File No. 333-151670**

Dear Mr. Heckmann:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note your response to prior comments one and two and the reference in the tenth bullet point on page 52 to "China Water's contemplated plant expansions and proposed business acquisitions." Please revise to identify China Water's contemplated acquisitions and quantify the approximate dollar amount(s). We note, for example, China Water's acquisition of Pilpol as disclosed in China Water's Form 8-K filed on July 22, 2008.

2.   We note your response to prior comment 13. You disclose on page 58 that the

projections, which appear to have been created prior to March 2008, were the basis for Heckmann's "own model that estimated that China Water could, by the end of 2008, have revenue and net income … of approximately $220.0 million and $70.0 million, respectively." China Water's Form 10-Q filed August 14, 2008 indicates that for the first half of the year it generated revenues and net income of approximately $32.4 million and $8.7 million, respectively. Please revise to disclose whether Heckmann has considered China Water's most recent operating results, and, if so, whether Heckmann still estimates China Water revenues and net income for the year of approximately $220 million and $70 million. In this regard, it is unclear if Heckmann's own model contemplated a significant increase in China Water's revenues during the second half of the year. Please revise accordingly.

Background of the Merger, page 43

3.   We note your response to comment seven and the statement at the top of page 43 that you and the other entity were not able to arrive at mutually agreeable terms, "and the negotiations terminated." Please disclose when negotiations terminated.

4.   Please incorporate the substance of your response to comment nine of our letter dated August 15, 2008 in this section of the proxy statement/prospectus.

China Water & Drinks, Inc. Consolidated Financial Statements for the Years Ended December 31, 2005, 2006, and 2007, page F-24

Note 2 - Summary of Significant Accounting Polices, page F-30

Acquisition Consideration Payable, page F-35

5.   We note from your response to comment 32 of our letter dated August 15, 2008, that subsequent to the inception of the payable, it was agreed that China Water would issue a fixed number of shares of its common stock in settlement of the payable. Please address the following:

   a. Tell us when China Water agreed to issue a fixed number of shares of its common stock in settlement of the payable, and provide us with the related agreement.

   b. Disclose in China Water's financial statements when the number of shares was fixed.

   c. We believe that upon the settlement to fix the number of shares, the payable should no longer have been classified as a liability. Revise your financial statements to reclassify the payable to equity upon the date of the settlement.

    d. If the settlement occurred after December 31, 2007, provide the applicable disclosures of paragraph 27 of SFAS 150. In this regard, include the fair value of the number of shares that would be issued, as determined under the conditions specified in the contract, if settlement were to occur at the December 31, 2007, reporting dates pursuant to paragraph 27(a). In addition, discuss how changes in the fair value of China Water's equity shares would affect those settlement amounts, disclose the maximum number of shares that could be required to be issued, and that the contract does not limit the number of shares that China Water could be required to issue, if applicable.

    e. Disclose in your interim financial statements the fair value of the shares at the settlement date and the change in fair value impacted by the measurement of the cost of the acquired entity, Pilpol, under SFAS 141.

Note 7 - Investment in Equity Investee, page F-39

6.   We note your response to comment 37 of our letter dated August 15, 2008. We continue to believe that you have not demonstrated sufficient objective support for the use of a valuation that is different from the observable market value. We do not dispute that the trading of China Water's stock is thin. However, we do not believe you have demonstrated sufficient objective evidence that the market value of China Water's stock on the date of acquisition of China Bottles was $3.50 per share. The Financial Accounting Standards Boards considered in paragraph 58 of SFAS 07 the issue of whether quoted market prices from thin markets do not provide relevant measures of fair value. The Board reiterated its belief that quoted prices, even from thin markets, provide useful information because investors and creditors regularly rely on those prices to make their decisions. As such, please revise China Water's financial statements to value the stock using the quoted market price. In addition, you should use the quoted market price in other instances where you have determined the valuation to be a value other than the quoted market price. We have noted such other instances include the valuation of shares issued in the acquisition of Pilpol and the measurement of the beneficial conversion feature in the January 2008 convertible debt issuance.

7.   We note your response to comment 38 of our letter dated August 15, 2008. Please file an Item 4.02 Form 8-K to report the China Water restatement related to your investment in equity investee. Please refer to Question 101.01 of the SEC Exchange Act Form 8-K interpretations, which is available at http://ww.sec.gov/divisions/corpfin/guidance/8-kinterp.htm.

Note 14 – Stockholders' Equity, page F-47

8.   We note in the third paragraph of page F-48 that Mr. Xu Hong Bin, China Water's president, agreed to transfer shares of common stock owned by him to the

investors of the May 2007 sale in the event that China Water does not meet certain performance targets for each of the fiscal years ended December 31, 2007, and 2008. Please tell us how you considered the guidance in paragraph 11 of SFAS 123(R) and SAB Topic 5:T in determining whether this agreement represents a compensatory arrangement that is, in substance, a capital contribution of common share by Mr. Xu Hong Bin and then a share-based payment to him for services rendered. In addition, reconcile the number of shares subject to the escrow arrangement with the disclosure on page 106.

China Water & Drinks, Inc. Consolidated Financial Statements for the Six Months Ended June 30, 2008 and 2007, page F-51

Note 9 - Lines of Credit and Long-Term Debt, page F-65

Convertible Notes Payable, page F-65

9.   We note your response to comment 44 of our letter dated August 15, 2008. As indicated in footnote 3 of EITF 98-5, if a quoted market price is not available, the estimate of fair value should be based on the best information available in the circumstances. Since a quoted market price for China Water is available, regardless of how active the trading is in the market, it should be used in calculating the beneficial conversion feature. Please revise your financial statements to record a beneficial conversion feature for the difference between the conversion price and the quoted market price of China Water's common stock, multiplied by the number of shares into which the security is convertible.

China Bottles, Inc. and Subsidiaries Consolidated Financial Statements for the Year Ended
December 31, 2007 and 2006, page F-87

10.   We note your response to comment 45 of our letter dated August 15, 2008. Please revise the financial statements of China Bottles that are included in your Form S-4 to comply with any further staff comments on the Exchange Act filings of China Bottles.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact John Archfield at (202) 551-3315 or Ryan Milne, Accounting Branch Chief, at (202) 551-3688 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin S. Kim at (202) 551-3297 or Jim Lopez, Branch Chief, at (202) 551-3536 with any other questions.

Sincerely,

John Reynolds
Assistant Director

cc: Steven D. Pidgeon, Esq.
        Fax (480) 606-5524